[Letterhead of Wachtell, Lipton, Rosen & Katz]

December 20, 2013

VIA EDGAR AND FEDEX

Mr. Michael McTiernan

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBS Outdoor Americas Inc.

Amendment No. 2 to Registration Statement on Form S-11

Filed August 15, 2013

File No. 333-189643

Dear Mr. McTiernan:

On behalf of CBS Outdoor Americas Inc. (the “Company”), and in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No. 2 to Registration Statement on Form S-11 filed with the Commission on September 20, 2013 (the “Registration Statement”) contained in your letter dated September 30, 2013 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. An amendment to the Registration Statement (“Amendment No. 3”) has been submitted to the Commission via EDGAR on the date hereof, and five courtesy copies of Amendment No. 3 marked to show the changes made to the Registration Statement have been sent to you under separate cover.

The Company’s response set forth in this letter is numbered to correspond to the numbered comment in the Comment Letter. For your convenience, we have set out the text of the comment from the Comment Letter in italics, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 3.

General

1.	We note your response to comment four. Please revise your filing to state that the reorganization transactions will occur before or at effectiveness, as opposed to prior to completion of the offering. Please apply this comment to the applicable language throughout your filing, including, but not limited to, note 1 within your interim and annual financial statements

RESPONSE: In response to the Staff’s comment, we have revised pages ii, 8, 9 and 126 of Amendment No. 3 to state that the reorganization transactions will occur before effectiveness, as opposed to prior to the completion of the offering.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1314 or by email at deshapiro@wlrk.com.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro

cc:	Joseph R. Ianniello

CBS Outdoor Americas Inc.

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